Exhibit 99.1

Veris Gold Corp. drills 51.85 m averaging 7.68 g/t Au at SSX-Steer Mine, Jerritt Canyon Nevada

Toronto Stock Exchange: VG

VANCOUVER, Dec. 4, 2013 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to announce additional significant gold assay results from its ongoing 2013 resource conversion drilling program at the SSX-Steer underground mine that is part of the Jerritt Canyon gold operation in Nevada, USA.  Jerritt Canyon is operated by Veris Gold USA, Inc., a wholly-owned subsidiary of Veris.

ASSAY HIGHLIGHTS

•	SSX-SR-248 intersected 15.25 meters assaying 7.90 g/t
•	SSX-SR-248 intersected 15.25 meters assaying 4.05 g/t
•	SSX-SR-251 intersected 51.85 meters assaying 7.68 g/t

William Hofer, General Manager and Chief Geologist for Jerritt Canyon, stated, "These recent drilling results remain consistent with those that have been previously drilled, reported, and modelled which typically represent a resource conversion rate at or above 100 percent."

Todd Johnson, VP Exploration for Veris stated, "The Geology Team continues to identify more near-mine mineralization at the SSX-Steer Mine for potential development. Additionally, the SSX-Steer Mine is operated by our staff and is very important to the success of the Company."

The 2013 Phase 1 SSX-Steer underground drill program at the SSX-Steer Mine targeting the West Mahala-Zone 1 and includes 21 completed diamond core holes (SSX-SR-231 through SSX-SR-251) totaling 18,087 ft. (5,530 m). Phase 1 of the drill program commenced in early October 2012 and was completed at the end of August 2013.

To date the drill program has targeted a block of ground approximately 402,800 sq ft (37,300 sq m), comprised predominately of Inferred Resources constituting the western extent of the West Mahala resource (SSX Mining Zones 1 and 9).

This drilling was conducted in a manner in which intersections of the resource blocks were planned at a distance no greater than 80 ft. (25m) to enable upgrading of the resource classification to Indicated or Measured. The Year End 2013 resource/reserve update will start later this month and is expected to be finished in the second quarter of 2014.

Significant assay results from this drill program to date are shown in Table 1 below.

Table 1.  Significant 2013 Drill Hole Assay Results from SSX-Steer Mine: West Mahala-Zone 1.

Hole ID	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade opt g /T
SSX-SR-248	505.0 ft 154.02 m	575.0 ft 175.37 m	70.0 ft 21.35 m	0.107 opt 3.67 g/t
includes	505.0 ft 154.02 m	555.0 ft 165.27 m	50.0 ft 15.25 m	0.118 opt 4.05 g/t
SSX-SR-248	710.0 ft 216.55 m	725.0 ft 221.12 m	15.0 ft 4.57 m	0.142 opt 4.87 g/t
SSX-SR-248	765.0 ft 233.32 m	815.0 ft 248.57 m	50.0 ft 15.25 m	0.233 opt 7.99 g/t
SSX-SR-248	880.0 ft 268.40 m	901.0 ft 274.80 m	21.0 ft. 6.40 m	0.095 opt 3.26 g/t
SSX-SR-249	280.0 ft 85.40 m	300.0 ft 91.50 m	20.0 ft 6.10 m	0.091 opt 3.12 g/t
SSX-SR-251	435.0 ft 132.67 m	450.0 ft 137.25 m	15.0 ft 4.57 m	0.106 opt 3.64 g/t
SSX-SR-251	510.0 ft 155.55 m	530.0 ft 161.65 m	20.0 ft 6.10 m	0.132 opt 4.53 g/t
SSX-SR-251	595.0 ft 181.47 m	645.0 ft 196.72 m	50.0 ft 15.25 m	0.146 opt 5.01 g/t
SSX-SR-251	695.0 ft 211.97 m	865.0 ft 263.82 m	170.0 ft 51.85 m	0.224 opt 7.68 g/t
includes	695.0 ft 211.97 m	820.0 ft 250.10 m	125.0 ft 38.12 m	0.229 opt 7.85 g/t
includes	835.0 ft 254.67 m	865.0 ft 263.82 m	30.0 ft 9.15 m	0.294 opt 10.08 g/t

Cross sectional and plan view maps illustrating the recent drilling and significant assay results from W. Mahala-Zone 1, reported upon in this news release, can be found on the Company website at http://www.verisgold.com/i/pdf/MZ1_2013_maps.pdf.

A table summarizing all of the assay results received to date, and reported upon in this news release, can be found on the Company website at http://www.verisgold.com/i/pdf/SSX_WMahala_UG_drill_assays2.pdf.

Recent additions to the SSX-Steer Mine operation include the hiring of a new Chief Mining Engineer, Scott Hauck, and the acquisition of an additional underground RC drill to assist with delineation drilling. Furthermore, the recent hiring of a Chief Mine Engineer will complement the existing Veris mining staff that is now helping manage all of the Jerritt Canyon underground mines including those at Starvation Canyon and Smith. Small Mine Development LLC continues to operate and help manage the Mines at Smith and Starvation Canyon.

Quality Control
Assaying of all samples from the 2012-2013 underground drill program reported in this news release were conducted by ALS Laboratory Group in Reno, Nevada using standard fire assay techniques. Assay intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of the mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. The Company's Quality Assurance and Quality Control protocols found in the July 11, 2013 (Year End  2012 Resource and Reserve Update) NI 43-101 Report are available at the Company's website:  http://www.verisgold.com/i/pdf/Jerritt_43-101_11July2013.pdf

Qualified Persons
The information in this news release was compiled and reviewed by William Hofer B.Sc., General Manager & Chief Geologist, Jerritt Canyon Mine. The information contained in this news release has been reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA.  The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant.  The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of

"VERIS GOLD CORP."

François Marland
President and CEO

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining.  See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

CO: Veris Gold Corp.

CNW 06:30e 04-DEC-13